

Ford Delivers First Quarter $1.7B Net Income, $2.2B Adj. EBIT; Fitness Actions Improve 2020 Outlook

- Revenue in the quarter rose 7%; net income and adj. EBIT solid; EPS and adj. EPS of $0.43, both up year over year
- Balance sheet remains strong with total liquidity of $38.6 billion
- Fitness initiatives have identified an incremental $11.5 billion of cost and efficiency opportunities, driving accelerated 2020 financial targets
- Now expect 8% adj. EBIT margin by 2020, two years earlier than previous target
- Plan to reduce cumulative capital spending by $5 billion over 2019 - 2022 time frame
- Investor meeting to be held Sept. 26, 2018

2018 FIRST QUARTER FINANCIAL RESULTS*

	Revenue (GAAP)	Net Income (GAAP)	Company Adj. EBIT (Non-GAAP)	EPS (GAAP)	Adjusted EPS (Non-GAAP)	Company Adj. EBIT Margin (Non-GAAP)	Cash Flows from Operating Activities (GAAP)	Company Operating Cash Flow (Non-GAAP)
1Q 2018	$42.0B	$1.7B	$2.2B	$0.43	$0.43	5.2%	$3.5B	$3.0B
B/(W) 1Q 2017	$2.9B	$0.1B	$(0.3)B	$0.03	$0.03	(1.2) ppts	$(0.8)B	$1.0B

DEARBORN, Mich., April 25, 2018 – Ford Motor Company today released its first quarter 2018 financial results. The company delivered increased revenue, up 7 percent year over year, and net income of $1.7 billion, up 9 percent year over year, more than explained by a lower tax rate. Company adjusted EBIT of $2.2 billion was down from a year ago, due to commodity cost increases and adverse exchange.

In addition, the company announced that its fitness initiatives are driving an improved outlook. Ford is now targeting an 8 percent adj. EBIT margin in 2020, two years earlier than previously anticipated. Ford is also targeting its return on invested capital (ROIC) to substantially increase by 2020.

"We are committed to taking the appropriate actions to drive profitable growth and maximize the returns of our business over the long term," said Jim Hackett, president and CEO. "Where we can raise the returns of underperforming parts of our business by making them more fit, we will. If appropriate returns are not on the horizon, we will shift that capital to where we can play and win."

The accelerated 2020 targets are enabled by $11.5 billion of cost and efficiency opportunities that span the entire company and include engineering, marketing and sales, manufacturing, material cost and IT. In addition, Ford expects to improve its capital efficiency. The company had previously expected to spend about $34 billion in capital from 2019 to 2022 and has now cut that by $5 billion, to $29 billion over the same period.

"This quarter is in line with expectations and consistent with our outlook for the full year, but we know we can, and must, do better," said Bob Shanks, executive vice president and CFO. "The entire team is focused on improving the operational fitness of our business, as well as meeting and exceeding our accelerated 2020 target of 8 percent margin and ROIC in the high teens."

Hackett also provided an update to Ford's strategic framework, declaring that Ford will create long term value by:

- **Building a winning portfolio** and focusing on products and markets where Ford can win. For example, by 2020, almost 90 percent of the Ford portfolio in North America will be trucks, utilities and commercial vehicles. Given declining consumer demand and product profitability, the company will not invest in next generations of traditional Ford sedans for North America. Over the next few years, the Ford car portfolio in North America will transition to two vehicles – the best-selling Mustang and the all-new Focus Active crossover coming out next year. The company is also exploring new "white space" vehicle silhouettes that combine the best attributes of cars and utilities, such as higher ride height, space and versatility.

- **Making a full commitment to new propulsion choices**, including adding hybrid-electric powertrains to high-volume, profitable vehicles like the F-150, Mustang, Explorer, Escape and Bronco. The company's battery electric vehicle rollout starts in 2020 with a performance utility, and it will bring 16 battery-electric vehicles to market by 2022.

* See endnote on page 4.

- **Build a viable and profitable autonomous technology business** offering the most trusted and human-centered ride-hailing and goods delivery experience.
- **Creating and scaling a mobility platform and experience** that customers and partners will embrace. Ford is targeting to become more than just a provider of mobile solutions. As outlined at CES in January, its ambition is to create the Transportation Mobility Cloud of choice for cities and being an orchestrator of all digital connections from vehicle to street to business to home.

Ford also announced that Ford Credit plans to maintain its managed receivables for the foreseeable future at the same level as it ended the quarter, in order to maintain a strong overall risk profile for Ford.

In addition, the company plans to hold an investor meeting on Sept. 26 of this year to provide investors an update on Ford Motor Company's progress improving the operational fitness of the business, while building toward its vision of the future.

AUTOMOTIVE SEGMENT RESULTS

	Wholesales	Revenue	Market Share	EBIT Margin	EBIT
1Q 2018	**1,662K**	**$39.0B**	**6.5%**	**4.4%**	**$1.7B**
B/(W) 1Q 2017	(41)K	$2.5B	(0.6) ppts	(1.6) ppts	$(0.4)B

North America

- Year-over-year declines in EBIT and EBIT margin more than explained by higher commodity costs
- Volume, mix and net pricing were positive; total costs were flat excluding commodities
- Committed to returning EBIT margin to 10% through fitness and making smart choices to play where the company can win

	Wholesales	Revenue	Market Share	EBIT Margin	EBIT
1Q 2018	**796K**	**$24.8B**	**13.5%**	**7.8%**	**$1.9B**
B/(W) 1Q 2017	25K	$0.8B	(0.6) ppts	(1.1) ppts	$(0.2)B

South America

- Most key metrics improved year over year as economic recoveries in Brazil and Argentina gain traction
- Volume up due to industry growth; revenue increase driven by volume and higher pricing
- Losses in the region improved for the sixth consecutive quarter; EBIT margin improved nearly 50%

	Wholesales	Revenue	Market Share	EBIT Margin	EBIT
1Q 2018	**86K**	**$1.3B**	**8.8%**	**(11.2)%**	**$(149)M**
B/(W) 1Q 2017	16K	$0.2B	(0.1) ppts	10.6 ppts	$88M

Europe

- Revenue up 18% driven by exchange and higher product driven net pricing, with incentives about flat YoY
- Net pricing strongly positive due to impact of all-new Fiesta and new EcoSport
- Russia continued to improve; SAAR up 20% and market share up 0.4 percentage points

	Wholesales	Revenue	Market Share	EBIT Margin	EBIT
1Q 2018	**449K**	**$8.9B**	**7.6%**	**1.3%**	**$119M**
B/(W) 1Q 2017	- K	$1.3B	(0.4) ppts	(1.5) ppts	$(90)M

Middle East & Africa

- EBIT and EBIT margin improved YoY in the region for the fourth consecutive quarter
- Revenue was about flat from a year ago, as favorable mix, net pricing and exchange mostly offset lower volume

	Wholesales	Revenue	Market Share	EBIT Margin	EBIT
1Q 2018	**25K**	**$0.6B**	**3.2%**	**(8.5)%**	**$(54)M**
B/(W) 1Q 2017	(5)K	$ - B	(0.6) ppts	3.1 ppts	$21M

Asia Pacific

- Loss in the region driven by Ford China
- China equity income of $138 million more than offset by engineering costs incurred by Ford for future products, including for newly localized entries, including Lincoln
- China loss offset partially by a profit in the rest of the region, including a substantial improvement in India, although it incurred a small loss
- Strengthened collaboration with Mahindra Group; working to jointly develop new SUVs and electric vehicles for India and emerging markets

	Wholesales	Revenue	Market Share	EBIT Margin	EBIT
1Q 2018	**306K**	**$3.4B**	**2.7%**	**(3.6)%**	**$(119)M**
B/(W) 1Q 2017	(77)K	$0.2B	(0.6) ppts	(8.3) ppts	$(267)M

Ford Motor Company 1Q April 25, 2018

Mobility Segment Results

- Mobility segment generated higher losses compared to a year ago, as company continues to invest in autonomous vehicle and Smart Mobility initiatives
- Loss includes one-time investment gain at Smart Mobility of about $58 million

	EBIT
1Q 2018	**$(102)M**
B/(W) 1Q 2017	$(38)M

Ford Credit Segment Results

- Earnings before taxes up 33% from a year ago
- Profit led by global receivables growth and lease residual performance
- Business practices remain disciplined and consistent
- Now expect 2018 earnings before taxes to be equal to or lower than 2017

	EBT
1Q 2018	**$641M**
B/(W) 1Q 2017	$160M

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

CONFERENCE CALL DETAILS

Ford Motor Company [NYSE:F] and Ford Motor Credit Company release their 2018 first quarter financial results at 4:15 p.m. EDT today.

Following the release, Jim Hackett, Ford president and chief executive officer, and Bob Shanks, Ford executive vice president and chief financial officer, will host a conference call at 5:30 p.m. EDT to discuss the results.

The presentation and supporting materials are available at www.shareholder.ford.com. Representatives of the investment community and the news media will have the opportunity to ask questions on the call.

Access Information – Wednesday, April 25, 2018

Ford Earnings Call: 5:30 p.m. EDT
Toll-Free: 1.877.870.8664
International: 1.970.297.2423
Passcode: Ford Earnings
Web: www.shareholder.ford.com

REPLAY
(Available after 9:30 p.m. EDT the day of the event through May 3, 2018)
 www.shareholder.ford.com
Toll-Free: 1.855.859.2056
International: 1.404.537.3406
Passcode: 95413411

About Ford Motor Company
Ford Motor Company is a global company based in Dearborn, Michigan. The company designs, manufactures, markets and services a full line of Ford cars, trucks, SUVs, electrified vehicles and Lincoln luxury vehicles, provides financial services through Ford Motor Credit Company and is pursuing leadership positions in electrification, autonomous vehicles and mobility solutions. Ford employs approximately 202,000 people worldwide. For more information regarding Ford, its products and Ford Motor Credit Company, please visit www.corporate.ford.com.

* The following applies to the information throughout this release:

- See tables later in this release for the nature and amount of special items, and reconciliations of the non-GAAP financial measures designated as "adjusted" and "Company Operating Cash Flow" to the most comparable financial measures calculated in accordance with U.S. generally accepted accounting principles ("GAAP").
- Wholesale unit sales and production volumes include Ford brand and Jiangling Motors Corporation ("JMC") brand vehicles produced and sold in China by our unconsolidated affiliates; revenue does not include these sales. See materials supporting the April 25, 2018 conference call at www.shareholder.ford.com for further discussion of wholesale unit volumes.

CONSOLIDATED INCOME STATEMENT

FORD MOTOR COMPANY AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT
(in millions, except per share amounts)

	For the periods ended March 31,	
	2017	**2018**
	First Quarter	
	(unaudited)	
Revenues		
Automotive	$ 36,475	**$ 39,012**
Ford Credit	2,669	**2,943**
Mobility	2	**4**
Total revenues	39,146	**41,959**
Costs and expenses		
Cost of sales	32,700	**35,753**
Selling, administrative, and other expenses	2,764	**2,747**
Ford Credit interest, operating, and other expenses	2,218	**2,338**
Total costs and expenses	37,682	**40,838**
Interest expense on Automotive debt	279	**275**
Interest expense on Other debt	14	**14**
Other income/(loss), net	734	**863**
Equity in net income of affiliated companies	346	**224**
Income before income taxes	2,251	**1,919**
Provision for/(Benefit from) income taxes	652	**174**
Net income	1,599	**1,745**
Less: Income/(Loss) attributable to noncontrolling interests	7	**9**
Net income attributable to Ford Motor Company	$ 1,592	**$ 1,736**

EARNINGS PER SHARE ATTRIBUTABLE TO FORD MOTOR COMPANY COMMON AND CLASS B STOCK

Basic income	$ 0.40	**$ 0.44**
Diluted income	0.40	**0.43**
Cash dividends declared	0.20	**0.28**

FORD MOTOR COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(in millions)

	December 31, 2017	March 31, 2018
		(unaudited)
ASSETS		
Cash and cash equivalents	$ 18,492	$ 17,940
Marketable securities	20,435	22,131
Ford Credit finance receivables, net	52,210	54,680
Trade and other receivables, less allowances of $392 and $411	10,599	12,386
Inventories	11,176	12,371
Other assets	3,889	3,756
Total current assets	116,801	123,264
Ford Credit finance receivables, net	56,182	57,121
Net investment in operating leases	28,235	28,331
Net property	35,327	36,118
Equity in net assets of affiliated companies	3,085	3,213
Deferred income taxes	10,762	10,637
Other assets	8,104	8,546
Total assets	$ 258,496	$ 267,230
LIABILITIES		
Payables	$ 23,282	$ 25,480
Other liabilities and deferred revenue	19,697	21,415
Automotive debt payable within one year	3,356	3,751
Ford Credit debt payable within one year	48,265	49,232
Total current liabilities	94,600	99,878
Other liabilities and deferred revenue	24,711	24,845
Automotive long-term debt	12,575	12,071
Ford Credit long-term debt	89,492	92,681
Other long-term debt	599	599
Deferred income taxes	815	622
Total liabilities	222,792	230,696
Redeemable noncontrolling interest	98	98
EQUITY		
Common Stock, par value $.01 per share (3,998 million shares issued of 6 billion authorized)	40	40
Class B Stock, par value $.01 per share (71 million shares issued of 530 million authorized)	1	1
Capital in excess of par value of stock	21,843	21,841
Retained earnings	21,906	22,529
Accumulated other comprehensive income/(loss)	(6,959)	(6,669)
Treasury stock	(1,253)	(1,342)
Total equity attributable to Ford Motor Company	35,578	36,400
Equity attributable to noncontrolling interests	28	36
Total equity	35,606	36,436
Total liabilities and equity	$ 258,496	$ 267,230

CONSOLIDATED STATEMENT OF CASH FLOWS

FORD MOTOR COMPANY AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions)

	For the periods ended March 31,	
	2017	**2018**
	First Quarter	
	(unaudited)	
Cash flows from operating activities		
Net cash provided by/(used in) operating activities	$ 4,336	$ **3,514**
Cash flows from investing activities		
Capital spending	(1,706)	**(1,779)**
Acquisitions of finance receivables and operating leases	(13,467)	**(15,683)**
Collections of finance receivables and operating leases	10,695	**12,956**
Purchases of equity and debt securities	(8,878)	**(7,867)**
Sales and maturities of equity and debt securities	9,551	**6,040**
Settlements of derivatives	156	**(61)**
Other	(3)	**(150)**
Net cash provided by/(used in) investing activities	(3,652)	**(6,544)**
Cash flows from financing activities		
Cash dividends	(795)	**(1,113)**
Purchases of common stock	—	**(89)**
Net changes in short-term debt	658	**(909)**
Proceeds from issuance of other debt	13,253	**16,953**
Principal payments on other debt	(11,911)	**(12,360)**
Other	(85)	**(68)**
Net cash provided by/(used in) financing activities	1,120	**2,414**
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	101	**115**
Net increase/(decrease) in cash, cash equivalents, and restricted cash	$ 1,905	$ **(501)**
Cash, cash equivalents, and restricted cash at January 1	$ 16,019	$ **18,638**
Net increase/(decrease) in cash, cash equivalents, and restricted cash	1,905	**(501)**
Cash, cash equivalents, and restricted cash at March 31	$ 17,924	$ **18,137**

SUPPLEMENTAL FINANCIAL INFORMATION

Selected Income Statement Information. The following table provides supplemental income statement information, by segment (in millions):

	For the period ended March 31, 2018					
	First Quarter					
	Company excluding Ford Credit					
	Automotive	Mobility	Other (a)	Subtotal	Ford Credit	Consolidated
Revenues	$ 39,012	$ 4	$ —	$ 39,016	$ 2,943	$ 41,959
Total costs and expenses	38,146	164	190	38,500	2,338	40,838
Interest expense on Automotive debt	—	—	275	275	—	275
Interest expense on Other debt	—	—	14	14	—	14
Other income/(loss), net	648	58	127	833	30	863
Equity in net income of affiliated companies	218	—	—	218	6	224
Income/(loss) before income taxes	1,732	(102)	(352)	1,278	641	1,919
Provision for/(Benefit from) income taxes	345	(25)	(86)	234	(60)	174
Net income/(Loss)	1,387	(77)	(266)	1,044	701	1,745
Less: Income/(Loss) attributable to noncontrolling interests	9	—	—	9	—	9
Net income/(Loss) attributable to Ford Motor Company	$ 1,378	$ (77)	$ (266)	$ 1,035	$ 701	$ 1,736

(a) Other includes Corporate Other, Interest on Debt, and Special Items

SUPPLEMENTAL FINANCIAL INFORMATION

Selected Balance Sheet Information. The following tables provide supplemental balance sheet information (in millions):

	Company excluding Ford Credit	Ford Credit	Eliminations	Consolidated
Assets	March 31, 2018			
Cash and cash equivalents	$ 9,174	$ 8,766	$ —	$ 17,940
Marketable securities	18,423	3,708	—	22,131
Ford Credit finance receivables, net	—	54,680	—	54,680
Trade and other receivables, less allowances	4,281	8,105	—	12,386
Inventories	12,371	—	—	12,371
Other assets	2,563	1,193	—	3,756
Receivable from other segments	441	1,647	(2,088)	—
Total current assets	47,253	78,099	(2,088)	123,264
Ford Credit finance receivables, net	—	57,121	—	57,121
Net investment in operating leases	1,616	26,715	—	28,331
Net property	35,937	181	—	36,118
Equity in net assets of affiliated companies	3,096	117	—	3,213
Deferred income taxes	12,702	239	(2,304)	10,637
Other assets	6,938	1,608	—	8,546
Receivable from other segments	1	502	(503)	—
Total assets	$ 107,543	$ 164,582	$ (4,895)	$ 267,230

Liabilities	Company excluding Ford Credit	Ford Credit	Eliminations	Consolidated
Payables	$ 24,126	$ 1,354	$ —	$ 25,480
Other liabilities and deferred revenue	19,989	1,426	—	21,415
Automotive debt payable within one year	3,751	—	—	3,751
Ford Credit debt payable within one year	—	49,232	—	49,232
Payable to other segments	2,088	—	(2,088)	—
Total current liabilities	49,954	52,012	(2,088)	99,878
Other liabilities and deferred revenue	23,417	1,428	—	24,845
Automotive long-term debt	12,071	—	—	12,071
Ford Credit long-term debt	—	92,681	—	92,681
Other long-term debt	599	—	—	599
Deferred income taxes	150	2,776	(2,304)	622
Payable to other segments	503	—	(503)	—
Total liabilities	$ 86,694	$ 148,897	$ (4,895)	$ 230,696

SUPPLEMENTAL FINANCIAL INFORMATION

Selected Cash Flow Information. The following tables provide supplemental cash flow information (in millions):

For the period ended March 31, 2018
First Quarter

Cash flows from operating activities	Company excluding Ford Credit	Ford Credit	Eliminations	Consolidated
Net cash provided by/(used in) operating activities	$ 3,829	$ (315)	$ —	$ 3,514

Cash flows from investing activities	Company excluding Ford Credit	Ford Credit	Eliminations	Consolidated
Capital spending	$ (1,769)	$ (10)	$ —	$ (1,779)
Acquisitions of finance receivables and operating leases	—	(15,683)	—	(15,683)
Collections of finance receivables and operating leases	—	12,956	—	12,956
Purchases of equity and debt securities	(5,580)	(2,287)	—	(7,867)
Sales and maturities of equity and debt securities	4,618	1,422	—	6,040
Settlements of derivatives	(161)	100	—	(61)
Other	(150)	—	—	(150)
Investing activity (to)/from other segments	1,024	153	(1,177)	—
Net cash provided by/(used in) investing activities	$ (2,018)	$ (3,349)	$ (1,177)	$ (6,544)

Cash flows from financing activities	Company excluding Ford Credit	Ford Credit	Eliminations	Consolidated
Cash dividends	$ (1,113)	$ —	$ —	$ (1,113)
Purchases of common stock	(89)	—	—	(89)
Net changes in short-term debt	(128)	(781)	—	(909)
Proceeds from issuance of other debt	174	16,779	—	16,953
Principal payments on other debt	(204)	(12,156)	—	(12,360)
Other	(39)	(29)	—	(68)
Financing activity to/(from) other segments	(153)	(1,024)	1,177	—
Net cash provided by/(used in) financing activities	$ (1,552)	$ 2,789	$ 1,177	$ 2,414
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	$ 9	$ 106	$ —	$ 115

NON-GAAP FINANCIAL MEASURES THAT SUPPLEMENT GAAP MEASURES

We use both GAAP and non-GAAP financial measures for operational and financial decision making, and to assess Company and segment business performance.   The non-GAAP measures listed below are intended to be considered by users as supplemental information to their equivalent GAAP measures, to aid investors in better understanding our financial results. We believe that these non-GAAP measures provide useful perspective on underlying business results and trends, and a means to assess our period-over-period results. These non-GAAP measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. These non-GAAP measures may not be the same as similarly titled measures used by other companies due to possible differences in method and in items or events being adjusted.

- **Company Adjusted EBIT (Most Comparable GAAP Measure: Net income attributable to Ford)** – Earnings before interest and taxes (EBIT) includes non-controlling interests and excludes interest on debt (excl. Ford Credit Debt), taxes and pre-tax special items. This non-GAAP measure is useful to management and investors because it allows users to evaluate our operating results aligned with industry reporting. Pre-tax special items consist of (i) pension and OPEB remeasurement gains and losses that are not reflective of our underlying business results, (ii) significant restructuring actions related to our efforts to match production capacity and cost structure to market demand and changing model mix, and (iii) other items that we do not necessarily consider to be indicative of earnings from ongoing operating activities. When we provide guidance for adjusted EBIT, we do not provide guidance on a net income basis because the GAAP measure will include potentially significant special items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end, including pension and OPEB remeasurement gains and losses.

- **Company Adjusted EBIT Margin (Most Comparable GAAP Measure: Net Income Attributable to Ford divided by Company Revenue)** – Company Adjusted EBIT margin is Company adjusted EBIT divided by Company revenue. This non-GAAP measure is useful to management and investors because it allows users to evaluate our operating results aligned with industry reporting.

- **Adjusted Earnings Per Share (Most Comparable GAAP Measure: Earnings Per Share)** – Measure of Company's diluted net earnings per share adjusted for impact of pre-tax special items (described above), and tax special items. The measure provides investors with useful information to evaluate performance of our business excluding items not indicative of underlying run rate of our business. When we provide guidance for adjusted earnings per share, we do not provide guidance on an earnings per share basis because the GAAP measure will include potentially significant special items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end, including pension and OPEB remeasurement gains and losses.

- **Adjusted Effective Tax Rate (Most Comparable GAAP Measure: Effective Tax Rate)** – Measure of Company's tax rate excluding pre-tax special items (described above) and tax special items. The measure provides an ongoing effective rate which investors find useful for historical comparisons and for forecasting. When we provide guidance for adjusted effective tax rate, we do not provide guidance on an effective tax rate basis because the GAAP measure will include potentially significant special items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end, including pension and OPEB remeasurement gains and losses.

- **Company Operating Cash Flow (Most Comparable GAAP Measure: Net cash provided by / (used in) operating activities)** – Measure of Company's operating cash flow excluding Ford Credit's operating cash flows. The measure contains elements management considers operating activities, including Automotive and Mobility capital spending, Ford Credit distributions to its parent and settlement of derivatives. The measure excludes cash outflows for funded pension contributions, separation payments, and other items that are considered operating cash outflows under U.S. GAAP. This measure is useful to management and investors because it is consistent with management's assessment of the Company's operating cash flow performance.

COMPANY NET INCOME RECONCILIATION TO ADJUSTED EBIT (MILS)

	1Q 2017	1Q 2018	Memo: FY 2017
Net income / (Loss) attributable to Ford (GAAP)	$ 1,592	$ 1,736	$ 7,731
Income / (Loss) attributable to non-controlling interests	7	9	26
Net income / (Loss)	$ 1,599	$ 1,745	$ 7,757
Less: (Provision for) / Benefit from income taxes	(652)	(174)	(402)
Income / (Loss) before income taxes	$ 2,251	$ 1,919	$ 8,159
Less: Special items pre-tax	24	23	(289)
Income / (Loss) before special items pre-tax	$ 2,227	$ 1,896	$ 8,448
Less: Interest on debt	(293)	(289)	(1,190)
Adjusted EBIT (Non-GAAP)	2,520	2,185	9,638
Memo:			
Revenue (Bils)	$ 39.1	$ 42.0	$ 156.8
Adjusted EBIT Margin	6.4%	5.2%	6.1%

COMPANY EARNINGS PER SHARE RECONCILIATION TO ADJUSTED EARNINGS PER SHARE

	1Q 2017	1Q 2018
Diluted After-Tax Results (Mils)		
Diluted after-tax results (GAAP)	$ 1,592	$ 1,736
Less: Impact of pre-tax and tax special items	9	19
Adjusted net income – diluted (Non-GAAP)	$ 1,583	$ 1,717
Basic and Diluted Shares (Mils)		
Basic shares (average shares outstanding)	3,976	3,974
Net dilutive options and unvested restricted stock units	23	23
Diluted shares	3,999	3,997
Earnings per share – diluted (GAAP)	$ 0.40	$ 0.43
Less: Net impact of adjustments	-	-
Adjusted earnings per share – diluted (Non-GAAP)	$ 0.40	$ 0.43

COMPANY EFFECTIVE TAX RATE RECONCILIATION TO ADJUSTED EFFECTIVE TAX RATE

	1Q 2018	Memo: FY 2017
Pre-Tax Results (Mils)		
Income / (Loss) before income taxes (GAAP)	$ 1,919	$ 8,159
Less: Impact of special items	23	(289)
Adjusted earnings before taxes (Non-GAAP)	$ 1,896	$ 8,448
Taxes (Mils)		
(Provision for) / Benefit from income taxes (GAAP)	$ (174)	$ (402)
Less: Impact of special items	(4)	897
Adjusted (provision for) / benefit from income taxes (Non-GAAP)	$ (170)	$ (1,299)
Tax Rate		
Effective tax rate (GAAP)	9.1%	4.9%
Adjusted effective tax rate (Non-GAAP)	9.0	15.4

COMPANY NET CASH PROVIDED BY / (USED IN) OPERATING ACTIVITIES RECONCILIATION TO COMPANY OPERATING CASH FLOW (MILS)

	1Q	
	2017	2018
Company net cash provided by / (Used in) operating activities (GAAP)	$ 4,336	$ 3,514
Less: Items not included in Company operating cash flows		
Ford Credit operating cash flows	1,112	(315)
Funded pension contributions	(236)	(88)
Separation payments	(28)	(16)
Other, net	(55)	53
Add: Items included in Company operating cash flows		
Automotive and Mobility capital spending	(1,696)	(1,769)
Ford Credit distributions	28	1,013
Settlement of derivatives	134	(161)
Company operating cash flow (Non-GAAP)	$ 2,009	$ 2,963

COMPANY SPECIAL ITEMS (MILS)

	1Q		Memo:
	2017	2018	FY 2017
Pension and OPEB gain / (loss)			
Year end net pension and OPEB remeasurement loss	$ -	$ -	$ (162)
Other pension remeasurement gain	-	26	-
Pension curtailment gain	-	15	354
Separation-related actions	(22)	(9)	(297)
Other Items			
San Luis Potosi plant cancellation	46	-	41
Next-generation Focus footprint change	-	(9)	(225)
Total pre-tax special items	$ 24	$ 23	$ (289)
Tax special items	$ (15)	$ (4)	$ 897
Memo:			
Special items impact on earnings per share*	$ -	$ -	$ 0.15

* **Includes related tax effect on special items and tax special items**

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT
(in millions)

	For the periods ended March 31,	
	2017	**2018**
	First Quarter	
	(unaudited)	
Financing revenue		
Operating leases	$ 1,366	$ **1,415**
Retail financing	802	**948**
Dealer financing	451	**536**
Other	17	**22**
Total financing revenue	2,636	**2,921**
Depreciation on vehicles subject to operating leases	(1,064)	**(1,028)**
Interest expense	(729)	**(912)**
Net financing margin	843	**981**
Other revenue		
Insurance premiums earned	40	**41**
Fee based revenue and other	55	**58**
Total financing margin and other revenue	938	**1,080**
Expenses		
Operating expenses	304	**345**
Provision for credit losses	152	**119**
Insurance expenses	31	**12**
Total expenses	487	**476**
Other income, net	30	**37**
Income before income taxes	481	**641**
Provision for / (Benefit from) income taxes	148	**(60)**
Net income	$ 333	$ **701**

CONSOLIDATED BALANCE SHEET – FORD CREDIT

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(in millions)

	December 31, 2017	March 31, 2018
		(unaudited)
ASSETS		
Cash and cash equivalents	$ 9,558	$ 8,766
Marketable securities	2,881	3,708
Finance receivables, net	116,003	120,936
Net investment in operating leases	26,661	26,715
Notes and accounts receivable from affiliated companies	1,076	903
Derivative financial instruments	935	754
Other assets	3,329	3,301
Total assets	$ 160,443	$ 165,083
LIABILITIES		
Accounts payable		
Customer deposits, dealer reserves, and other	$ 1,171	$ 1,303
Affiliated companies	592	922
Total accounts payable	1,763	2,225
Debt	137,828	141,974
Deferred income taxes	2,386	2,251
Derivative financial instruments	310	794
Other liabilities and deferred income	2,272	2,154
Total liabilities	144,559	149,398
SHAREHOLDER'S INTEREST		
Shareholder's interest	5,227	5,227
Accumulated other comprehensive income / (loss)	(419)	(306)
Retained earnings	11,076	10,764
Total shareholder's interest	15,884	15,685
Total liabilities and shareholder's interest	$ 160,443	$ 165,083

CONSOLIDATED STATEMENT OF CASH FLOWS – FORD CREDIT

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions)

	For the periods ended March 31,	
	2017	**2018**
	First Quarter	
	(unaudited)	
Cash flows from operating activities		
Net cash provided by / (used in) operating activities	$ 1,460	$ **2,009**
Cash flows from investing activities		
Purchases of finance receivables	(9,388)	**(11,085)**
Principal collections of finance receivables	8,880	**10,814**
Purchases of operating lease vehicles	(3,270)	**(3,592)**
Proceeds from termination of operating lease vehicles	2,166	**2,481**
Net change in wholesale receivables and other short-duration receivables	(1,510)	**(3,668)**
Purchases of marketable securities	(1,883)	**(2,287)**
Proceeds from sales and maturities of marketable securities	1,479	**1,422**
Settlements of derivatives	22	**100**
All other investing activities	(11)	**143**
Net cash provided by / (used in) investing activities	(3,515)	**(5,672)**
Cash flows from financing activities		
Proceeds from issuances of long-term debt	13,243	**16,779**
Principal payments on long-term debt	(11,731)	**(12,156)**
Change in short-term debt, net	722	**(793)**
Cash distributions to parent	(28)	**(1,013)**
All other financing activities	(37)	**(28)**
Net cash provided by / (used in) financing activities	2,169	**2,789**
Effect of exchange rate changes on cash, cash equivalents and restricted cash	58	**106**
Net increase / (decrease) in cash, cash equivalents and restricted cash	$ 172	$ **(768)**
Cash, cash equivalents and restricted cash at January 1	$ 8,185	$ **9,682**
Net increase / (decrease) in cash, cash equivalents and restricted cash	172	**(768)**
Cash, cash equivalents and restricted cash at March 31	$ 8,357	$ **8,914**